Christopher S. Auguste Partner T 212.715.9265 cauguste@kramerlevin.com	1177 Avenue of the Americas New York, NY 10036 T 212.715.9100 F 212.715.8000

September 19, 2022

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Real Estate &Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ruairi Regan

Re:	Qomolangma Acquisition Corp.

Amendment No. 5 to Registration Statement on Form S-1

Filed September 19, 2022

File No. 333-265447

Dear Mr. Regan:

We have filed today Amendment No. 5 to the registration statement on Form S-1 (the “Registration Statement”) filed by Qomolangma Acquisition Corp. (the “Registrant”). The purpose of the filing is to (i) clarify that the private placement warrants are redeemable on the same basis as the public warrants and to update Exhibit 4.5 (Form of Warrant Agreement between American Stock Transfer & Trust Company, LLC and the Registrant) to reflect the changes we made to the registration statement in Amendment No. 5 and (ii) provide that proceeds placed in the trust account may not be used to pay any possible excises taxes, including any excise taxes payable under the Inflation Reduction Act.

If you have any questions or comments, please do not hesitate to contact me at (212)715-9265.

Sincerely,

/s/ Christopher S. Auguste
CSA:mh

cc:	Jonathan Myers